================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                      Form 20-F   X        Form 40-F
                               ------                ------

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                       Yes                  No  X
                          -----               ------

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                       Yes                  No  X
                          -----               -----

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                   No  X
                          -----                -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---
================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ENDESA, S.A.

Dated: February 18, 2003             By: /s/ Jacinto Parinete
                                        ----------------------------------------
                                        Name: Jacinto Pariente
                                        Title: Manager of North America
                                        Investor Relations

Endesa Fixes Its Position with Regards To SNET

    NEW YORK--(BUSINESS WIRE)--Feb. 18, 2003--Endesa (NYSE:ELE) has delivered a proposal to Charbonnages de France, within the time frame set to that effect, that fixes its position with regards to the acquisition of 51.25% of the share capital of SNET.
    Endesa's position takes into account the changes that have taken place in SNET's situation, as well as the uncertainties that persist on this respect, especially those concerning the power purchase agreement between SNET and EDF, which have had and continue to have a negative impact on the value of the company.
    The proposal accepts the possibility that Endesa will immediately own an additional 51.25% of SNET's capital without therefore having to make any additional payments before 2006 - or a later year - to the payment initially made for 30% of the company's share capital.
    The proposal includes a significant review of the value of SNET that was initially considered, conditioned by the uncertainties on the aforementioned power purchase agreement with EDF, as well as on other operating variables of the company.
    Endesa has set a specific time frame for Charbonnages de France to reply to the above proposal that will end by mid-March.
    For additional information please contact Jacinto Pariente, North America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es

    CONTACT: Endesa
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es